SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
Corporate Taxpayer’s ID (CNPJ) No. 02.808.708/0001-07
Corporate Registry ID (NIRE) No. 35.300.157.770

Minutes of the Board of Directors’ Meeting of Companhia de Bebidas das Américas – AmBev (“Company”), held on May 23, 2006, drawn up as a summary.

1.	Date, Time and Venue: On May 23, 2006, at 6 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4º andar.

2.

Attendance: Mr. Victório Carlos De Marchi, co-chairman, and Messrs. Marcel Herrmann Telles, Carlos Alberto da Veiga Sicupira, Vicente Falconi Campos, Luis Felipe Pedreira Dutra Leite e Roberto Moses Thompson Motta.

3.	Presiding Board: Chairman: Victório Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.	Resolutions: The attending Board members resolved by unanimous vote:

4.1.

To approve the distribution of interest on own capital, on account of profits until April 30, 2006, to be attributed to mandatory dividends for the year 2006 at R$6.5000 per lot of thousand common shares and R$7.1500 per lot of thousand preferred shares. The distribution shall be taxed pursuant to prevailing laws, which shall result in a net distribution of R$5.5250 per lot of thousand common shares and R$6.0775 per lot of thousand preferred shares.

4.2.

The referred payments shall be made as from June 30, 2006, subject to the approval of the next Ordinary General Meeting, based on the shareholding as of May 31, 2006 and record date for ADRs on June 5, 2006, without incurring monetary restatement. Shares and ADRs shall be traded ex-dividends as from June 1, 2006.

5.

Closure: With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors, were duly executed. Signatures: Mr. Victório Carlos De Marchi, co-chairman, and Messrs. Marcel Herrmann Telles, Carlos Alberto da Veiga Sicupira, Vicente Falconi Campos, Luis Felipe Pedreira Dutra Leite e Roberto Moses Thompson Motta. Secretary: Pedro de Abreu Mariani.

São Paulo, May 23, 2006.

Pedro de Abreu Mariani
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2006

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ João Mauricio Giffoni de Castro Neves

João Mauricio Giffoni de Castro Neves
Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.